601 Lexington Avenue New York, NY 10022 United States

+1 212 446 4800	Facsimile:
+1 212 446 4900
www.kirkland.com

October 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn:	Howard Efron Kristina Marrone Benjamin Holt Pam Long

Re:	Fortress Credit Realty Income Trust Registration Statement on Form 10-12G Filed September 6, 2024 File No. 000-56685

Ladies and Gentlemen:

This letter sets forth the responses of Fortress Credit Realty Income Trust (the “Company”) to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 3, 2024, with respect to the above referenced Registration Statement on Form 10-12G filed on September 6, 2024 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comments.

In addition, the Company has revised the Registration Statement and the Company is concurrently filing an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
October 17, 2024

Registration Statement on Form 10-12G Filed September 6, 2024

Item 1. Business
Leverage, page 11

1.
Please disclose your target leverage ratio, as this term is used on page 13 and in several risk factors. We note that you have disclosed Fortress’s historical average leverage of 50-65% for commercial and residential real estate debt investments. Please also revise to disclose whether there is an upper limit to the amount of leverage you may utilize, and if so, please specify such limit. In this regard, we note your statement that you could add more leverage in certain instances where a transaction can support it. Also revise to briefly discuss how you would determine a transaction can support additional leverage and strategies you may use to manage the risks of using leverage, such as “match-funded” structures and/or hedging, as you explain on pages 84 and 87, respectively.

Response: We respectfully advise the Staff that the Amended Registration Statement has been revised (pages 11 and 12) to address the Staff’s comment. In addition, we respectfully direct the Staff to pages 13 and 14 relating to limitations on the incurrence of indebtedness.
Fortress Credit Realty Income Trust Structure, page 15

2.	Please revise the ownership structure chart on page 16 to reflect the following, as applicable:
•	The ownership of FIG LLC by Fortress;
•
The ownership of the company by each of FIG LLC and BTG, as of the most recent practicable date, as a result of their purchases of shares pursuant to the FIG Subscription Agreement and the BTG Subscription Agreement, respectively;

•	The Administration Agreement between the company and FCR Advisors LLC; and
•	The ownership by the company of various subsidiaries/investments.
Response: In response to the Staff’s comment, the Company has revised its ownership structure chart on page 17 of the Amended Registration Statement to disclose (a) the ownership of FIG LLC by Fortress Investment Group LLC, (b) the ownership of the Company by each of FIG LLC and BTG after giving effect to purchases of shares pursuant to the subscription agreements, (c) the Administration Agreement between the Company and FCR Advisors LLC and (d) the ownership by the Company of various subsidiaries and/or investments.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 3

Management Fee, page 18

3.	Please revise here and under the heading “Our Independent Valuation Advisor” on page 131 to identify your independent valuation advisor.
Response: In response to the Staff’s comment, the Company has revised pages 19 and 133 of the Amended Registration Statement.
Term and Termination Rights, page 18

4.
Please revise here and your associated risk factor on page 75 to clarify whether there would be a penalty if the company were to terminate the Management Agreement (i) without cause or (ii) upon less than 60 days’ written notice. Also revise to clarify what constitutes “cause” under the Management Agreement, as it does not appear to be defined in Exhibit 10.1

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Management Agreement does not use the term “cause” and there is no penalty payable upon termination of the Management Agreement. The Amended Registration Statement has been revised (pages 19 and 76) to clarify and address the Staff’s comment.
Organization and Offering Expense Reimbursement, page 19

5.
Please revise to disclose, as of the most recent practicable date, all organization and offering expenses advanced by the Adviser on behalf of the company. In this regard, we note your financial statement disclosure that as of July 16, 2024, the Adviser has incurred $2.9 million of organization and offering expenses on behalf of the company.

Response: We respectfully advise the Staff that the Amended Registration Statement has been revised (page 21) to address the Staff’s comment.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 4

Performance Fee, page 19

6.
Please revise to further explain how Core Earnings is calculated. More specifically, define “certain non-cash adjustments” and “certain material non-cash income or expense items.” Also clarify or explain your statement, “in each case after discussions between the Adviser and our independent trustees and approved by a majority of our independent trustees,” which suggests that despite Core Earnings for a given quarter being the result of a defined calculation or formula, the Adviser and your independent trustees nevertheless retain the discretion to modify Core Earnings. Also revise to disclose who calculates Core Earnings and who is ultimately and solely responsible for determining Core Earnings.

Response: The Company respectfully advises the Staff that Core Earnings is the result of a defined formula as specified in the Management Agreement. The definition of “Core Earnings” allows the exclusion from net income (loss) of certain non-cash adjustments and certain material non-cash income or expense items. However, such exclusions must be discussed between the Adviser and the Company’s independent trustees and any exclusions from net income (loss) covered by clause (vi) of the definition of “Core Earnings” must be approved by a majority of the independent trustees. This definition of “Core Earnings”, which is similar to a number of peer mortgage REITs, is designed to give the Adviser and the independent trustees some level of flexibility and discretion to provide a more accurate and consistent calculation of Core Earnings across multiple quarters by excluding certain non-cash adjustments and non-cash income or expense items that may arise in a specific quarter.  The Company has revised the disclosure on page 20 of the Amended Registration Statement to disclose who calculates Core Earnings and who is ultimately and solely responsible for determining Core Earnings.
7.
Please revise to disclose, if true, that the Adviser is entitled to receive compensation under the performance fee for a given year even if shareholders experienced a decline in NAV per share. In this regard, we note your disclosure on page 124 that it is possible that certain service providers or Sourcing Partners may receive incentive compensation from the company, even though the company, as a whole, does not have net capital appreciation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Amended Registration Statement.
Share Repurchase Plan, page 23

8.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 5

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and has also considered the Staff’s no-action letters referenced above, in each case, with respect to its share repurchase plan (the “Share Repurchase Plan”). The Company respectfully advises the Staff that the Company believes its Share Repurchase Plan is consistent with the relief granted by the Staff in prior no-action letters, in particular, the relief granted to Blackstone Real Estate Income Trust, Inc. in the Staff’s letter dated September 12, 2016 (“Blackstone”) and Griffin Capital Essential Asset REIT II, Inc. (SEC No-Action Letter dated September 20, 2017 (“Griffin”). By way of illustration, set forth below is a table comparing the key features underlying the relief granted in Blackstone and Griffin compared to the Share Repurchase Plan. As shown below, the Share Repurchase Plan contains each of the key features specified by the Staff in Blackstone and Griffin.
Key Features of Share Repurchase Plan	Blackstone	Griffin	The Company
All material information relating to the repurchase plan will be fully and timely disclosed to all shareholders. The terms of the repurchase plan will be fully disclosed in the Company’s offering documents, and the most recently determined NAV per share for each class of the Company’s shares will always be available on the Company’s website and toll-free information line. [1]

	Yes	Yes	Yes
The Company will not solicit repurchases under the repurchase plan other than through the Company’s offering materials and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the repurchase plan will be ministerial.
	Yes	Yes	Yes

[1]
We note that each of Blackstone and Griffin relate to continuous public offerings of common stock registered under the Securities Act of 1933, as amended (the “Securities Act”) and, accordingly, disclosed the terms of their respective programs in a prospectus, while the Company is conducting a continuous private offering of its common shares exempt from registration under the Securities Act. Substantially the same information will be provided in the offering memorandum relating to the private offering. We do not believe the nature of the offering is determinative as the condition relates to disclosure of the program terms to investors in the relevant disclosure document provided at the time the investor makes an investment decision. See also Broadstone Net Lease Inc. (relying on existing no-action letter relief in connection with its repurchase program while conducting a continuous private offering).

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 6

Shares will be repurchased quarterly under the repurchase plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will provide shareholders information by supplement, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the repurchase plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s shares.[2]

Yes	Yes	Yes
Repurchases will be made on a quarterly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable quarter and will be the same for all shares of the same class repurchased in a given quarter.[3]

Yes	Yes	Yes

[2]
While Blackstone refers to a monthly repurchase program, the Company’s repurchase plan is consistent with Griffin, which provides for quarterly repurchases. While Blackstone and Griffin undertook to file prospectus supplements disclosing the historical NAV per share, the Company intends to file a Current Report on Form 8-K under the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise disclose to all shareholders, including by means of the Company’s website and by sharing directly with financial intermediaries, the applicable repurchase price to ensure each shareholder receives on a quarterly basis substantially the same information that would otherwise be included in the Company’s prospectus supplement if it was undertaking a registered offering under the Securities Act.  For each calendar quarter, the Company intends to set the repurchase deadline as a date that is no less than 10 business days following the date on which the repurchase price for such quarter is disclosed to investors. The repurchase price and repurchase deadline is expected to be included in a Current Report on Form 8-K filed by the Company or otherwise disclosed to all shareholders, including by means of the Company’s website and by sharing directly with financial intermediaries. Similar to Blackstone, in the unlikely event the repurchase price for the applicable quarter is not made available by the tenth business day prior to the last business day of such quarter, then no repurchase requests will be accepted for such quarter and shareholders who wish to have their shares repurchased the following quarter must resubmit their repurchase requests.

[3]	Please see note 2.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 7

Repurchases under the repurchase plan will be limited in any calendar quarter to shares who aggregate value (based on the repurchase price per share for the quarter the repurchase is effected) is 5% of the combined NAV of all classes of the Company’s shares as of the last calendar day of the immediately preceding month of the applicable quarter.[4]

Yes	Yes	Yes
If the quarterly volume limitation is reached in any given quarter or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular quarter, repurchases under the repurchase plan for such quarter will generally be made on a pro rata basis.[5]

Yes	Yes	Yes
Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable quarter.

Yes	Yes	Yes
Material modifications, including any reduction to the quarterly limitations on repurchases, and suspensions of the repurchase plan will be promptly disclosed in a supplement to the Company’s offering documents, or periodic or current reports filed by the Company, as well as on the Company’s website.[6]
Yes	Yes	Yes

[4]
The Blackstone program provided for a 2% limitation in any calendar month and a 5% limitation for any calendar quarter, while Griffin provided for a limitation of 5% of the aggregate NAV of the outstanding shares of all classes of shares as of the last calendar day of the previous calendar quarter. The Company believes the 5% quarterly limitation on the immediately preceding month of the relevant quarter is more applicable as it provides the most current record of the Company’s NAV.

[5]	See note 2.
[6]	See note 1 and 2.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 8

There will be no established regular trading market for the Company’s shares. The repurchase plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.
	Yes	Yes	Yes
The repurchase plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.
	Yes	Yes	Yes
The repurchase plan is open to all shareholders with respect to shares issued in the offering.	Yes	Yes	Yes

9.
We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.
Response: The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to our share repurchase plan. The Company has reviewed the applicability of Regulation M to the share repurchase plan and has determined that the share repurchase plan is consistent with the class exemptive relief letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Our Declaration of Trust does not provide for the annual election of trustees by our shareholders . . ., page 79

10.
Please expand this risk factor, as applicable, to discuss the potential consequences to you, your business, and/or your shareholders if a trustee may be removed for “cause” but sufficient votes to remove the trustee are not obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Amended Registration Statement.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 9

Item 6. Executive Compensation, page 112

11.
We note that you reimburse the Adviser or its affiliates for an allocable portion of the compensation paid by the Adviser or its affiliates to your executive officers. In future filings that require Item 404 of Regulation S-K disclosure, please break out the amounts paid pursuant to the reimbursement of expenses to your Adviser and specify any amounts reimbursed for salaries or benefits of each of your named executive officers. Refer to Item 402(a)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes (i) to break out the amounts paid pursuant to the reimbursement of expenses to the Adviser and (ii) to specify any amounts reimbursed for salaries or benefits of each of the named executive officers.

Item 7. Certain Relationships and Related Transactions, and Trustee Independence Dealing with Potential Conflicts of Interest, page 116

12.
Please revise to further explain how conflicts will be resolved between you, Fortress Affiliates, and Fortress Managed Accounts. More specifically, discuss when, under your Declaration of Trust or investment guidelines, transactions would be required to be presented to your board of trustees for approval. We note your risk factor on page 81 regarding your conflict of interest policy. However, it is unclear whether your Declaration of Trust and/or investment guidelines impose any similar or different requirements. Additionally, please revise here to disclose that you waive the corporate opportunity doctrine, as you discuss on page 144.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amended Registration Statement to disclose the Company’s waiver of the corporate opportunity doctrine and to clarify the relevant policies relating to potential conflicts of interest.

Allocation of Investment Opportunities, page 118

13.
Please revise to quantify the size of the funds that may compete with you for investment opportunities.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully brings to the Staff’s attention the last full paragraph on page 120 of the Amended Registration Statement, which lists the factors Fortress may consider in making allocation decisions. Although Fortress may consider size of the funds in evaluating investment concentration and portfolio mix, the amount of available capital is the more relevant metric in the context of allocation decisions. As available capital is a fluid metric, the Company respectfully advises that Staff that we believe quantifying a point-in-time estimate of available capital will not be informative disclosure to investors and may be misleading considering the fluidity of available capital.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 10

Certain Business Relationships, page 128

14.
Please revise to identify which of your current trustees and officers are directors, officers, or employees of the Adviser, Fortress, other Fortress-affiliated investment advisers, and/or other Fortress-sponsored programs. Disclose, if true, (i) that as a result they owe fiduciary duties to each of these entities, their stockholders, partners, members, and/or Fortress-advised investors, as the case may be, and (ii) that these fiduciary duties may from time-to-time conflict with the fiduciary duties that they owe to you.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Amended Registration Statement.

Note 3. Related Party Transactions
Due to Affiliate, page F-5

15.
We note that the Company will reimburse the Adviser for the use of accounting, information technology and operational services, software or other assets utilized to provide such services to the Company based on an allocation by the Adviser, but that through July 16, 2024, the Company has not reimbursed the Adviser for such expenses. Please disclose the amount of expense incurred by the Advisor to date that will be allocated to the Company and the terms of repayment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-5 of the Amended Registration Statement.

Subsequent Events, page F-6

16.
We note that you have entered into a subscription agreement for an investment in a conventional mortgage servicing rights portfolio and that you have agreed to an aggregate capital commitment of $150 million. Please clarify who controls the portfolio and if the subscription agreement is with an affiliate or a third party. Additionally, tell us how you will record your interest in the portfolio within your financial statements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $150 million subscription agreement was executed in connection with a joint venture agreement with a third party. Pursuant to the joint venture operating agreement, most major decisions related to the joint venture and its assets (including with respect to asset acquisitions, dispositions, dissolution and liquidation) require the unanimous consent of a three-person investment committee, two of which are appointed by Fortress. In addition, Fortress also retains the unilateral right to cause the joint venture to take certain actions, including as to matters related to litigation, servicing and disposition of assets. The Company’s interest in the portfolio will be recorded at fair value and presented as an investment on the Consolidated Balance Sheet. The Company undertakes to include the foregoing clarifications in future filings.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 11

General

17.
Please revise to define abbreviations and acronyms at first use. For example, on page 22 define DBSO Funds, FCO Funds, FROF Funds, and FLF Funds. Also revise, where appropriate, to identify the legal entities comprising the Fortress Managed Accounts or otherwise explain the term.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement to define abbreviations and acronyms at first use. Additionally, we respectfully refer the Staff to the definition of the term “Fortress Managed Accounts”, which is defined on page 1 of the Amended Registration Statement.

18.
We note your use of periodic NAV pricing for both your offerings and share repurchase plan. Please clarify how you will communicate your NAV price changes.

Response: Generally, within 15 calendar days after the last calendar day of each month, the Company will determine its NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class. The Company will disclose the repurchase price for each quarter when available on its website at https://pws.fortress.com/repurchase-offers-fcr and directly to financial intermediaries. In addition, for monthly subscriptions, the Company will provide notice of the transaction price directly to the financial intermediaries that participate in the private offering, who, in turn, will communicate such transaction price to applicable investors in accordance with the financial intermediary’s policies and/or procedures.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 12

19.
Please provide a good faith calculation of the Company’s investment securities as a percentage of total assets in accordance with Section 3(a)(1)(C) of the Investment Company Act. Please explain any assumptions relevant to the calculations. This discussion should include how the Company intends to classify various applicable holdings in view of Section 3(c)(5)(C) and relevant Commission and staff guidance.

Response: The Company respectfully advises the Staff that, based on the Company’s preliminary unaudited balance sheet as of September 30, 2024, the percentage of the Company’s total assets on an unconsolidated basis (exclusive of U.S. government securities and cash items) that are “investment securities” is approximately 11.5%, which reflects a ratio of “investment securities” totaling $7.9 million, on the one hand, to total assets of $105.6 million less cash items and/or U.S. government securities totaling $36.4 million, on the other hand. The preliminary financial information in this letter has not been audited or reviewed and is subject to change.

For purposes of this calculation, and consistent with the requirements of the 40% test set forth in Section 3(a)(1)(C) of the Investment Company Act (the “40% Test”), assets that constitute “investment securities” for the 40% Test are referred to as “bad” assets. All other assets, except for U.S. government securities and cash items, are referred to as “good” assets. The Company’s “good” assets primarily include the unconsolidated equity of wholly- and majority-owned subsidiaries that rely on (i) the 40% Test or (ii) the exclusion from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the Investment Company Act (each, a “3(c)(5)(C) Subsidiary”). The Company’s “bad” assets primarily include the unconsolidated equity of wholly- or majority-owned subsidiaries that rely on Section 3(c)(7) of the Investment Company Act. For example, a subsidiary that will rely on Section 3(c)(5)(C) in the future, but for which the current mix of assets does not yet comply with the tests applicable to Section 3(c)(5)(C), is treated as a “bad” asset.

The Company intends to conduct its operations so that it complies with the 40% Test. Therefore, the securities issued by any wholly-owned or majority-owned subsidiaries that are excepted from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other “bad” assets the Company may own, will not have a value in excess of 40% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The Company will monitor its holdings to ensure ongoing compliance with the 40% Test.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 13

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person (while a person must own 95% or more of the outstanding voting securities of a company for such company to be a wholly-owned subsidiary). The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. Therefore, the Company treats companies (including joint ventures with third parties) in which it owns at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% Test. Generally, the Company’s wholly- and majority-owned subsidiaries do not rely on either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. As a result, the Company’s interests in these subsidiaries that do not rely on either Section 3(c)(1) or Section 3(c)(7) (which constitute a substantial majority of its assets) do not constitute “investment securities” for purposes of the 40% Test. Consequently, the Company expects to be able to conduct its operations so that it is not required to register as an investment company under the Investment Company Act.

As more fully described in the Company’s Registration Statement, the Company is a credit-focused diversified mortgage real estate investment trust that is engaged, and proposes to engage, in the business of originating and acquiring loans with respect to commercial and residential real estate. Such assets include the following types of commercial real estate debt investments: mortgage loans; mezzanine loans; and commercial mortgage-backed securities. In addition, such assets include the following types of residential real estate investments: tax liens; single-family rental loans; residential mortgages; mortgage servicing rights; residential mortgage-backed securities; and other residential assets. The Company is organized as a holding company and conducts the foregoing business operations primarily through its subsidiaries, namely its 3(c)(5)(C) Subsidiaries.

Section 3(c)(5)(C) of the Investment Company Act is available for certain entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the Staff of the SEC, each 3(c)(5)(C) Subsidiary generally is required to hold (i) at least 55% of its assets in qualifying real estate assets and (ii) at least 80% of its assets in qualifying real estate assets and real estate-related assets. For majority- or wholly-owned subsidiaries that will maintain this exclusion or another exclusion or exemption under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), the Company’s interests in these subsidiaries will not constitute “investment securities.”

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 14

Based on the preliminary unaudited balance sheet as of September 30, 2024, the assets of each 3(c)(5)(C) Subsidiary comply with the asset tests described above (as well as the other requirements applicable to Section 3(c)(5)(C), such as not issuing redeemable securities). For purposes of applying such tests, and consistent with relevant Commission and Staff guidance (including no-action letters issued by the Staff pursuant to Section 3(c)(5)(C)), the Company treats mortgage loans, mezzanine loans and certain other assets that represent an actual interest in commercial or residential real estate or are a loan or lien fully secured by commercial or residential real estate as qualifying real estate assets. On the other hand, the Company treats certain other types of mortgages (including partial pool RMBS or CMBS), mortgage servicing rights and certain other indirect interests in commercial or residential real estate as real estate-related assets.

For purposes of the Company’s analysis of its assets under Section 3(c)(5)(C), please note all qualifying real estate assets are fully secured, directly or indirectly, by real estate. To the extent a 3(c)(5)(C) Subsidiary does not originate its respective qualifying real estate assets(s), such 3(c)(5)(C) Subsidiary performs the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying loan. If a qualifying real estate asset becomes non-performing, the relevant 3(c)(5)(C) Subsidiary exercises control over the remedies relating to the enforcement of the loan, including the foreclosure process.

For example, the Company will treat the following types of loans as qualifying real estate assets:

•
Loans originated by a 3(c)(5)(C) Subsidiary for which the following conditions are met: (i) it conducts the due diligence and credit underwriting procedures with respect to such loans; (ii) the loans are secured by a mortgage on the underlying properties; (iii) it retains the unilateral right to foreclose and control over the remedies relating to enforcement of the loans, including control over the foreclosure process; and (iv) the rights of any co-lender or participation interest holder are limited to rights to receive a proportionate share of the interest and principal payments made on the loan and approval of certain decisions pertaining to the administration and servicing of the loans and/or material modifications to loan agreements (e.g., any amendment with respect to any forbearance, decrease or modification to the principal of, or interest on, the obligations evidenced by the applicable loan agreement; releasing any portion of the collateral securing the obligations evidenced by the applicable loan agreement; or waiving a default under the applicable loan agreement); and

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction October 17, 2024 Page 15

•
First tier mezzanine loans for which the following conditions are met: (i) the mezzanine loan is a subordinated loan made specifically for the financing of real estate; (ii) the respective 3(c)(5)(C) Subsidiary holding such loan exercises ongoing control rights over the management of the underlying property; (iii) such 3(c)(5)(C) Subsidiary has the right to cure defaults or purchase the mortgage loan in the event of a default; (iv) the measure of the collateral securing the mezzanine loan is the property being financed; and (v) such 3(c)(5)(C) Subsidiary has the right to foreclose on the collateral and, through its ownership interest of the property-owning entity, become the owner of the underlying property.

For additional information regarding how the Company intends to classify various holdings of its 3(c)(5)(C) Subsidiaries in light of relevant Commission and Staff guidance, please refer to the following discussion:

Senior Mortgage Loans. The Company intends to treat first mortgage loans as qualifying real estate assets, as long as the loan is “fully secured” by real estate at the time the loan is originated.[7] Mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, will be treated as qualifying real estate assets if the real property fully secures the second mortgage. The Company intends to treat senior mortgage loans and senior participation notes in mortgage loans, if any and as applicable, held by it (or its subsidiary) as qualifying real estate assets, real estate-related assets or miscellaneous assets depending upon applicable Commission guidance, if any and as further discussed below. For example, the Staff has granted no action relief to permit a participation interest in a mortgage loan fully secured by real property as qualifying real estate assets if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default, or to control the process of foreclosure. The Staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.[8]

[7]
See, e.g. Medidentic Mortgage Investors, SEC No-Action Letter (Apr. 23, 1984); First National Bank of Fremont, SEC No-Action Letter (Nov. 18, 1985); Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Nov. 4, 1981); and Prudential Mortgage Bankers & Investment Corp., SEC No-Action Letter (Nov. 4, 1977).

[8]	See Capital Trust, Inc., note 14 (pub. avail. May 24, 2007); see also, Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (May 21, 1984).

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Mezzanine Loans. The Company intends to treat investments in real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or mezzanine loans, as Qualifying Interests so long as they are structured as “Tier 1” mezzanine loans in accordance with the following criteria set forth in a Commission no-action letter:

•	the loan is made specifically and exclusively for the financing of real estate;
•	the loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;
•	the lender exercises ongoing control rights over the management of the underlying property;
•	the lender has the right to readily cure default or purchase the mortgage loan in the event of a default on the mortgage loan;
•	the true measure of the collateral securing the loan is the property being financed and any incident assets related to the ownership of the property; and
•	the lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.[9]

In circumstances involving an investment in mezzanine loans that do not meet all of the above-referenced criteria, the Company intends to treat the mezzanine loan as a real estate-related asset or a miscellaneous asset, depending upon applicable Commission guidance, if any.

Participation Interests. The Company intends to treat a participation interest in a loan as a qualifying real estate asset only if the interest is a participation in a whole mortgage loan, such as an A-Note or a B-Note.[10]

[9]	See Capital Trust, Inc., note 14 (pub. avail. May 24, 2007).
[10]
See, e.g., Investment Company Act Release No. 29778 (Aug. 31, 2011); Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009); see also, The Federal Home Loan Mortgage Corp., SEC No-Action Letter (pub. avail. June 14, 1985) (no-action assurance granted to permit participation interests in mortgage loans to be treated as Qualifying Interests where the holder of the participation interests controlled and actively supervised the servicing of the mortgage loans by the seller of the participation interests and controlled the process of foreclosure); Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (pub. avail. May 21, 1984) (trust investing solely in participation interests in construction period mortgage loans constituting 50% or less of the value of the loans would be investing in Qualifying Interests for purposes of Section 3(c)(5)(C)); see also, Baton Rouge Building and Construction Industry Foundation, SEC No-Action Letter (pub. avail. Aug. 31, 1984).

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A-Notes. The Company intends to treat A-Notes as a qualifying real estate asset if the A-Note is fully secured by real estate and it (or its subsidiary) is the controlling investor with the ability to foreclose on the mortgage.

B-Notes. The Company intends to treat B-notes as qualifying real estate assets when those investments are consistent with the Staff’s guidance in the Capital Trust, Inc. 2009 no-action letter.[11] Specifically, the Company intends to treat such investments as Qualifying Interests when the following criteria are met as set forth in the Commission no action letter:

•	The B-Note is a participation interest in a mortgage loan that is fully secured by real property;
•
The Company as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and that the Company’s returns on the B-Note are based on such payments;

•	The Company invests in B-Notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
•
The Company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and

•
In the event that the loan becomes non-performing, the Company as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.

[11]	See Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009).

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If these conditions are not met, the Company may treat the B-Note as a real estate-related asset or as a miscellaneous asset depending upon applicable Commission guidance, if any.

Whole Loans. The Company intends to treat investments in whole mortgage loans that are fully secured by real property as a qualifying real estate asset when those investments are consistent with the Staff’s guidance.[12] The Staff has indicated that it would regard as qualifying real estate assets for purposes of Section 3(c)(5)(C) a fee interest in real estate, a whole mortgage loan that is fully secured by real property, and whole pool agency certificates.

Other Real Estate Assets. The Company expects to take the position that, unless a relevant no-action letter or other SEC guidance applies, certain mortgage-related instruments that that are not treated as qualifying real estate assets may be treated as real estate-related assets including, for example, loans in which at least 55% of the fair market value of the loan is secured by real estate at the time the issuer acquired the loan or certain other instruments such as commercial mortgage-backed securities (CMBS) or residential mortgage-backed securities (RMBS). In addition, depending on the applicable Commission guidance, if any, the Company will treat assets that are neither qualifying real estate assets nor real estate-related assets as miscellaneous assets that are not related to real estate.

20.
We note the Company states that it may make investments through joint ventures. Specifically, on page 12, the Company states: ”In certain cases, we may not control the management of joint ventures in which we invest, but we may have the right to approve major decisions of the joint ventures. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act.”

Please discuss supplementally the structure of any such joint venture investments, the nature of the co-participants in any such joint ventures, and the manner of the Company’s participation in any such joint ventures. Please also discuss whether the Company’s interests in such joint ventures are (or will be) investment securities for purposes of Section 3(a)(2) of the Investment Company Act. This discussion should apply any Commission or staff guidance relevant to the analysis of whether a security is an investment security.

[12]	See, e.g., Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).

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Response: The Company holds interests in various joint ventures with third parties. Generally, the Company exercises control while the co-participants contribute economics and retain certain approval rights with respect to major decisions—such as approval of certain decisions pertaining to the administration and servicing of the loans originated by the joint venture and/or material modifications to loan agreements (e.g., any amendment with respect to any forbearance, decrease or modification to the principal of, or interest on, the obligations evidenced by the applicable loan agreement; releasing any portion of the collateral securing the obligations evidenced by the applicable loan agreement; or waiving a default under the applicable loan agreement).
All such joint ventures are majority-owned subsidiaries of the Company for purposes of the Investment Company Act because the Company is the sole managing member or appoints at least a majority of the board of managers (or equivalent governing body). These joint venture entities currently rely on (i) the 40% Test, (ii) Section 3(c)(5)(C) or (iii) Section 3(c)(7). For purposes of the Company’s reliance on the 40% Test, and consistent with the definition of “investment securities” and “majority-owned subsidiary” set forth in Sections 3(a)(2) and 2(a)(24), respectively, of the Investment Company Act, the Company treats its interests in joint ventures that are majority-owned subsidiaries and rely on the 40% Test and/or Section 3(c)(5)(C) as “good” assets, while the Company treats its interests in joint ventures that rely on Section 3(c)(7) as “bad” assets.
21.	Please provide supplementally an organization chart showing the relationships among relevant entities, including any existing and anticipated subsidiaries of the Company.
Response: The Company acknowledges the Staff’s comment and believes the revised organization chart on page 17 of the Amended Registration Statement is the relevant organization chart for investors.
22.
Please discuss supplementally the nature of the anticipated Company subsidiaries intending to rely on Rule 3a-7, including the anticipated relative percentage of Company holdings in such subsidiaries. This discussion should address how such subsidiaries implicate the definition of investment company in Section 3(a)(1)(A) of the Investment Company Act.

Response: While the Company does not currently have any subsidiaries that rely on Rule 3a-7, it is possible that certain of its subsidiaries formed in the future may seek to rely on Rule 3a-7. Any such structured financing vehicles would comply with guidance that may be issued by the Commission and its Staff regarding the restrictions contained in Rule 3a-7. As described in the Company’s Registration Statement, compliance with Rule 3a-7 will generally require that the indenture governing the subsidiary include limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. Furthermore, as stated in the Registration Statement, the Company expects the aggregate value of its interests in subsidiaries that may in the future seek to rely on Rule 3a-7, if any, will comprise less than 20% of its total assets on an unconsolidated basis.

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As noted, the Company believes that its securitization activities, if any, will be exempt from regulation under the Investment Company Act by Rule 3a-7. The Commission adopted Rule 3a-7 to “ensure that most structured financings, regardless of their underlying assets, can rely on the Rule 3a-7 exclusion and engage in practices necessary to their operation.”13 Accordingly, Rule 3a-7 exempts from the definition of an “investment company” under Section 3(a) of the Investment Company Act “any issuer who is engaged in the business of purchasing, or otherwise acquiring, and holding eligible assets (and in activities related or incidental thereto), and who does not issue redeemable securities . . . ” Rule 3a-7 defines an “eligible assets” as “financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period plus any rights or other assets designed to assure servicing or timely distribution of proceeds to the security holders.” As a result, “virtually all assets that can be securitized (i.e., which produce cash flows of the type that may be statistically analyzed by rating agencies and investors) will meet the definition of eligible asset” under the rule.14 The term “eligible assets” also includes “credit and liquidity arrangements that support the payment of the securities and the underlying assets and ancillary or incidental assets which are necessary in the course of servicing the underlying assets or to assure the distribution of cash flow and/or proceeds to security holders.”15 Finally, Rule 3a-7 also exempts activities that are related or incidental to securitization activities, which the Commission has interpreted as activities “that support or further, and therefore are secondary to the entity’s business of purchasing, otherwise acquiring, or holding eligible assets.”16

[13]	Investment Company Act Rel. No. IC-19105, 57 FR 56248, 56249 (Nov. 19, 1992) (“Adopting Release”).
[14]	See Adopting Release at 56250.
[15]	Id.
[16]	Citicorp Secs. Inc., SEC No-Action Letter (Aug. 4, 1995).

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23.
Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response: The Company acknowledges that the Registration Statement becomes effective automatically 60 days after its initial filing with the Commission and that the Company will then be subject to the reporting requirements of the Exchange Act even if comments remain outstanding. To the extent applicable, the Company undertakes to address any such outstanding comments in a post-effective amendment to the Registration Statement.
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

Via Email:
cc:	Avraham Dreyfuss Fortress Credit Realty Income Trust David Brooks Fortress Investment Group LLC Nicole M. Runyan David L. Perechocky Tamar Donikyan Kirkland & Ellis LLP